NEWS RELEASE                                                                                                                                                                                                                                                                                                                                          ELD No. 10-08

TSX: ELD     NYSE: EGO     ASX: EAU                                                                                                                                                                                                                                                                                            May 6, 2010

Q1, 2010 Financial and Operating Results

 Record Production, up 168%, Earnings per share $0.10 up 150%

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”)  is pleased to report on the Company's record financial and operational results for the first quarter ended March 31, 2010.  Eldorado reported net income of $52.8 million or $0.10 per share for the period and the Company generated $80.8 million in cash from operating activities before changes in non-cash working capital.

“We had record quarterly production of 164,928 ounces of gold at a cash operating cost of $371 per ounce with strong performances from all mines, whilst setting consecutive quarterly production records at Kisladag. Our revenues increased by 248% over the comparable period in 2009.   Net quarterly income increased by 304% to $52.8 million.  Cash generated from operating activities increased by 290% to $80.8 million.  With the strong performance of the quarter we are increasing our 2010 production guidance to 575,000 to 625,000 ounces of gold and slightly reducing cost guidance to cash operating costs of $375 - $395 per ounce.” said Paul Wright, President and CEO of Eldorado Gold.   “We are also extremely pleased that the development of our Company with its strong performance in 2009 and the positive outlook for 2010 and beyond has enabled at this time the adoption of a dividend policy.”

Q1 2010  Highlights

  Produced 164,928 ounces of gold at an average cash operating cost of $371 per ounce (total cash cost $398 per ounce)

  Sold 163,446 ounces of gold at a realized average price of $1,110 per ounce

  Reported earnings of $0.10 per share

  Generated $80.8 million  ($0.15 per share)  from operating activities before changes in  non-cash working capital

  Announced the adoption of a dividend policy

Financial Results

Eldorado’s consolidated net income for the first quarter of 2010 was $52.8 million or $0.10 per share, compared with $13.1 million or $0.04 per share in the first quarter of 2009. The increase in profit for the period resulted from significantly higher sales volumes from our Kisladag mine, as well as the contribution of our two new mines in China.

In the first quarter of the year, we sold 163,446 ounces of gold at an average price of $1,110 per ounce, a 184% increase over the first quarter of 2009, when we sold 57,459 ounces at an average price of $909 per ounce. Production from Jinfeng and White Mountain added 57,265 ounces as compared to the prior year, and increased production at both Kisladag and Tanjianshan added to our record production levels.

Operating Performance

Kisladag
During the quarter, we placed 2,898,199 tonnes of ore on the leach pad at an average grade of 1.12 grams of gold per tonne. We produced 82,240 ounces of gold at a cash operating cost of $305 per ounce, compared to production of 46,192 ounces of gold at a cash operating cost of $274 per ounce in the first quarter of 2009. This quarterly record for gold production at Kisladag resulted from improvements to the processing circuit with the introduction of intermediate leaching and larger carbon columns.

Tanjianshan
We produced 25,423 ounces of gold at a cash operating cost of $432 per ounce in Q1 2010, as compared to 15,234 ounces at a cash operating cost of $362 per ounce in Q1 2009.  Ongoing improvements to the processing circuit are continuing to increase flotation recoveries.

Jinfeng
We milled 390,000 tonnes of ore at a grade of 4.23 grams of gold per tonne and produced 45,615 ounces of gold at a cash operating cost of $411 per ounce.

White Mountain

At our White Mountain mine, we processed 131,000 tonnes of ore at a grade of 4.09 grams of gold per tonne and produced 11,650 ounces of gold at a cash operating cost of $545 per ounce. Gold production and cash costs for the quarter were negatively affected by poor metallurgical recoveries related to localized increased sulphide content in the ore. This effect is decreasing as additional stoping blocks are brought into production.

Development

Efemcukuru

Construction is proceeding on target. Major areas of focus over the quarter included closing in the concentrator building, setting in place the ball and SAG mills, and continuing the detailed engineering for the piping and mechanical installations in the concentrator as well as the tailings filtration and backfill plants. Underground development will start in the second quarter.

Vila Nova Iron Ore

We plan to start mining and processing operations at Vila Nova in the second quarter of the year, with iron ore sales, projected to begin in the third quarter.

Perama Hill

The Ministry of Environment is now reviewing our Preliminary Environmental Impact Assessment which was submitted October 2009. We filed a NI 43-101 technical report on SEDAR and continue working with various levels of government and other stakeholders in regards to providing a full understanding of the project and its benefits for the local area.

Eastern Dragon

Over the quarter, we focused on permitting activities as well as collecting and evaluating regional geological data. We paid $11 million as part of our agreement to consolidate  the Eastern Dragon-EL53 exploration joint venture with the Lode 5 joint venture.

Exploration

Turkey

We continued our reconnaissance exploration programs at the MH, AS, and Sayacik properties, engaging in geological mapping, soil sampling, and magnetic geophysical surveys.  At Efemcukuru, we completed three drillholes on the Kokarpinar target, a relatively untested vein parallel to and located approximately 200 m east of the Kestane Beleni vein, which hosts the main Efemcukuru deposit.  At Kisladag, we completed 11 holes of the planned 42 holes for 2010.  This drilling intersected a previously unrecognized tabular zone containing higher gold grades, located along the southern margin of the known deposit, including 152.5 m grading 1.7 grams of gold per tonne.

Brazil

At Tocantinzinho, we completed nine diamond drillholes and seven reverse circulation drillholes testing geochemical and geophysical targets peripheral to the main deposit. Further activities on the project will be based on a review of the Company’s long-term objectives currently under way.

China

At Tanjianshan, we completed 13 infill diamond drillholes on the 323 Zone where we have now drilled a total of 45 holes on sections spaced at 50 metres over a 350-metre strike length.  High grade gold intersections within the zone occur in a similar structural and stratigraphic setting to the Qinlongtan deposit, located along strike 2 km to the north.  A preliminary resource estimate is planned for Q2 2010. Drilling has now shifted to testing geochemical anomalies in the ZXS prospect area, located between the 323 Zone and the Jinlonggou deposit.

Elsewhere in China, we revised the structural model for the Jinfeng deposit and are now defining drill targets based on the identification of several previously unrecognized mineralized faults.  We completed two diamond drillholes on the Lintan prospect, approximately 1000 metres north of the Jinfeng deposit, and have initiated a reconnaissance drilling program at the Bannian prospect, 20 km southwest of Jinfeng.  We have finalized plans for drilling in Q2 and Q3 at the White Mountain and Eastern Dragon deposits and nearby prospects, and are conducting permitting activities at Eastern Dragon.

Corporate

The Company announced today that it is initiating payment of an annual dividend.   Accordingly the Board of Directors declared today that the Company will pay an eligible dividend of $0.05 CDN June 18,  2010 to the holders of the Company’s outstanding Common Shares and Chess Depository Interests as of the record date of June 4, 2010.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and surrounding areas. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call Friday, May 7, 2010 to discuss the 2010 First Quarter Financial Results at 11:30 a.m. EDT (8:30 a.m. PDT).  You may participate in the conference call by dialling 416-695-6622 in Toronto or 1-800-355-4959 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until May 14, 2010 by dialling 416-695-5800 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 8574327.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

                      Web site: www.eldoradogold.com

Request for information packages:laurelw@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2010	First Quarter 2009	Second Quarter 2009	Third Quarter 2009	Fourth Quarter 2009
Gold Production
Ounces Produced	164,928	61,426	84,572	88,918	128,593
Cash Operating Cost ($/oz)1, [4]	371	296	300	297	329
Total Cash Cost ($/oz)[2,4]	398	315	322	326	364
Total Production Cost ($/oz)[3,4]	491	375	387	430	486
Realized Price ($/oz - sold)	1,110	909	927	957	1,103
Kisladag Mine, Turkey
Ounces Produced	82,240	46,192	62,985	57,902	70,131
Tonnes to Pad	2,898,199	2,084,714	2,428,611	2,523,546	3,679,685
Grade (grams / tonne)	1.12	1.34	1.18	1.22	0.86
Cash Operating Cost ($/oz)[4]	305	274	269	276	296
Total Cash Cost ($/oz)[2,4]	307	276	271	278	298
Total Production Cost ($/oz)[3,4]	357	315	309	336	354
Tanjianshan Mine, China
Ounces Produced	25,423	15,234	21,587	31,016	37,773
Tonnes Milled	249,738	228,066	231,874	257,730	256,828
Grade (grams / tonne)	4.01	3.97	5.63	5.73	5.81
Cash Operating Cost ($/oz)[4]	432	362	390	338	330
Total Cash Cost ($/oz)[2,4]	504	432	470	414	424
Total Production Cost ($/oz)[3,4]	659	557	616	604	670
Jinfeng Mine, China[5]
Ounces Produced	45,615	-	-	-	14,541
Tonnes Milled	389,851	-	-	-	136,054
Grade (grams / tonne)	4.23	-	-	-	3.97
Cash Operating Cost ($/oz)[4]	411	-	-	-	472
Total Cash Cost ($/oz)[2,4]	457	-	-	-	516
Total Production Cost ($/oz)[3,4]	579	-	-	-	623
White Mountain Mine, China[5]
Ounces Produced	11,650	-	-	-	6,148
Tonnes Milled	130,643	-	-	-	58,074
Grade (grams / tonne)	4.09	-	-	-	4.26
Cash Operating Cost ($/oz)[4]	545	-	-	-	364
Total Cash Cost ($/oz)[2,4]	582	-	-	-	400
Total Production Cost ($/oz)[3,4]	733	-	-	-	535

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this Review.

5

Jinfeng and White Mountain production for the period December 4 to December 31, 2009 only.

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2010	2009
	$	$
Assets

Current assets
Cash and cash equivalents	283,141	265,369
Restricted cash (note 4)	52,121	50,000
Marketable securities	15,559	13,951
Accounts receivable and other	26,174	26,434
Inventories	121,516	129,197
	498,511	484,951
Inventories	38,567	31,534
Restricted assets and other	16,724	13,872
Mining interests	2,606,048	2,580,816
Goodwill	324,935	324,935
	3,484,785	3,436,108

Liabilities

Current liabilities
Accounts payable and accrued liabilities	140,191	157,250
Debt - current	61,626	56,499
Future income taxes	4,437	4,264
	206,254	218,013
Debt - long-term	129,618	134,533
Asset retirement obligations	27,152	26,566
Future income taxes	386,643	390,242
	749,667	769,354

Non-controlling interest	27,663	26,144

Shareholders* equity

Share capital (note 6(b))	2,679,209	2,671,634
Contributed surplus (note 6(c))	22,831	17,865
Accumulated other comprehensive income (loss) (note 6(d))	3,686	2,227
Retained earnings (deficit)	1,729	(51,116)
	2,707,455	2,640,610
	3,484,785	3,436,108

                                                                                                      (Signed) Robert R. Gilmore         Director                                                          (Signed) Paul N. Wright        Director

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations and Retained Earnings (Deficit)

For the three months ended March 31,

(Expressed in thousands of U.S. dollars except per share amounts)

	2010	2009
	$	$
Revenue
Gold sales	181,479	52,206
Interest and other income	671	196
	182,150	52,402

Expenses
Operating costs	66,873	18,442
Depletion, depreciation and amortization	23,242	4,460
General and administrative	15,529	8,762
Exploration	3,602	2,062
Mine standby costs	706	-
Asset retirement obligation costs	513	53
Foreign exchange gain	(3,680)	(3,089)
	106,785	30,690

Gain on disposal of assets	(1,506)	-
(Gain) loss on marketable securities	(1,112)	964
Interest and financing costs	2,613	81
	106,780	31,735
Income before income taxes and non-controlling interest	75,370	20,667

Income tax (expense) recovery
Current	(21,131)	(6,017)
Future	1,412	(1,227)
	(19,719)	(7,244)

Non-controlling interest	(2,806)	(362)

Net income for the period	52,845	13,061

Deficit, beginning of period	(51,116)	(153,520)

Retained earnings (deficit), end of period	1,729	(140,459)

Weighted average number of shares outstanding
Basic	538,009	369,862
Diluted	540,911	371,833

Earnings per share
Basic income per share - US$	0.10	0.04
Diluted income per share - US$	0.10	0.04

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the three months ended March 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2010	2009
	$	$
Cash flows generated from (used in):

Operating activities
Net income for the period	52,845	13,061
Items not affecting cash
Asset retirement obligations costs	513	53
Depletion, depreciation and amortization	23,242	4,460
Unrealized foreign exchange gain	(2,121)	(2,683)
Future income taxes (recovery) expense	(1,412)	1,227
Gain on disposal of assets	(1,506)	-
(Gain) loss on marketable securities	(1,112)	964
Stock-based compensation (note 7 (b))	6,947	3,080
Pension expense (note 5)	623	198
Non-controlling interest	2,806	362
	80,825	20,722
Bonus cash award units payments (note 7 (c))	-	(2,059)
Changes in non-cash working capital (note 8)	(18,386)	7,210
	62,439	25,873

Investing activities
Mining interests
Capital expenditures	(47,300)	(19,029)
Sales and disposals	2,266	-
Marketable securities
Disposals	692	30,457
Pension plan contributions	-	(1,759)
Restricted cash	(2,121)	(5,500)
Restricted assets and other	(2,512)	(25)
	(48,975)	4,144

Financing activities
Capital stock
Issuance of common shares for cash (note 6 (b))	5,594	11,110
Dividend paid to non-controlling interest	(1,286)	-
Long-term and bank debt proceeds	-	4,976
	4,308	16,086
Net increase in cash and cash equivalents	17,772	46,103
Cash and cash equivalents - beginning of period	265,369	61,851
Cash and cash equivalents - end of period	283,141	107,954

Supplementary cash flow information (note 8)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2010	2009
	$	$

Net earnings for the period ended March 31,	52,845	13,061

Other comprehensive income
Unrealized gains on available-for-sale investments – net of taxes of $106 (2009 - nil) (note 6(d))	1,459	2,313

Comprehensive income for the period ended March 31,	54,304	15,374

See accompanying notes to the consolidated financial statements.